Exhibit 11


                            CORDIS CORPORATION
                 COMPUTATION OF PRIMARY EARNINGS PER SHARE
        Three Months and Nine Months Ended March 31, 1995 and 1994
                                (Unaudited)
              (Dollars in thousands except per share amounts)


                                    Three Months            Nine Months
                                  1995        1994        1995      1994

Income before cumulative
  effect of accounting
  change                       $13,781     $10,540     $38,396   $28,397
Cumulative effect of
  accounting change                  -           -           -    10,115

Net income                     $13,781     $10,540     $38,396   $38,512

Common shares (000):

Weighted average common
  shares outstanding            16,218      16,022      16,119    15,970

Equivalent shares from
  outstanding options (1)          576         627         560       557

Total                           16,794      16,649      16,679    16,527


Earnings per share:

Income before cumulative
  effect of accounting
  change                       $   .82     $   .63     $  2.30   $  1.72
Cumulative effect of
  accounting change                  -           -           -       .61

Net income                     $   .82     $   .63     $  2.30   $  2.33



(1) Computed using the treasury stock method based on the average price during the periods.

NOTE: The computation of earnings per share on the fully diluted basis is the same as that set forth above.